Filed by AB Active ETFs, Inc.

pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: AB Bond Fund, Inc. (File No. 811-02383)

AB BOND FUND, INC. (the “Company”)

-AB Total Return Bond Portfolio

(the “Acquired Portfolio”)

Class A (Ticker: ABQUX); Class C (Ticker: ABQCX); Advisor Class (Ticker: ABQYX);

Class I (Ticker: ABQIX); Class Z (Ticker: ABQZX)

Supplement dated November 8, 2024 to the Acquired Portfolio’s Prospectus, Summary Prospectus and Statement of Additional Information dated January 31, 2024, as amended.

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At meetings held on November 5–7, 2024, the Board of Directors of the Company (the “Board”) approved the reorganization of the Acquired Portfolio into AB Core Plus Bond ETF (the “Acquiring Portfolio” and together with the Acquired Portfolio, the “Portfolios”), a series of AB Active ETFs, Inc., an existing exchange-traded fund (“ETF”) (the “Conversion”), which is also managed by AllianceBernstein L.P. (the “Adviser”). Pursuant to an Agreement and Plan of Acquisition and Termination, the Acquired Portfolio will be converted into the Acquiring Portfolio. The closing date of the Conversion is expected to occur on or about February 10, 2025.

The Portfolios follow a core fixed-income strategy with a multi-sector approach and are considered investment grade, multi-sector, intermediate duration funds. The Portfolios have similar investment objectives, identical fundamental investment policies and similar principal investment strategies, and their securities portfolios currently have similar durations, yields to maturity and credit qualities.

The Acquiring Portfolio is an ETF, with shares that must be held though a broker and that trade on an exchange at market prices that differ from the net asset value of the shares. The Acquiring Portfolio is managed by a portfolio management team that differs from the portfolio management team of the Acquired Portfolio, and the Acquiring Portfolio’s team employs a systematic approach to selecting securities for investment. This approach, which is implemented by the Adviser through its proprietary research, investment and trading models and algorithms, considers a number of factors in seeking to generate alpha through a bottom-up security selection process.

In connection with the Conversion, the assets and liabilities of the Acquired Portfolio will be transferred to the Acquiring Portfolio, and stockholders of the Acquired Portfolio will receive shares of the Acquiring Portfolio, equal in aggregate net asset value (“NAV”) to the NAV of their shares of the Acquired Portfolio (less cash corresponding to any fractional share amount). After the Conversion, the Acquired Portfolio will be liquidated. The Conversion does not require stockholder approval and stockholders are not being asked to vote.

The Adviser believes that the Conversion will provide multiple benefits for investors of the Acquired Portfolio, including lower net expenses, additional share trading flexibility, increased transparency of portfolio holdings and enhanced tax efficiency. There are also certain risks, costs and other considerations associated with the Conversion, including the risk that shares of an ETF trade in the secondary market at prices that differ from their NAV, that stockholders of an ETF may be charged fees and commissions by their brokers when effecting transactions in ETF shares, that certain account types generally cannot hold shares of ETFs and certain risks associated with ETF shares. In addition, because the Acquired Portfolio effects many of its creations and redemptions of shares for cash rather than for securities, an investment in this ETF is expected to be less tax-efficient than an investment in an ETF that effects redemptions of large aggregations of shares primarily on an in-kind basis. The Adviser believes, however, the benefits of the Conversion substantially outweigh the risks, costs and other considerations. Based on the Adviser’s recommendation, the Board, including the Directors who are not “interested persons” of the Company as defined in the Investment Company Act of 1940, as amended, determined that participation in the Conversion is in the best interests of the Acquired Portfolio and that the Conversion will not dilute the interests of the Acquired Portfolio’s stockholders.

Stockholders of the Acquired Portfolio will receive a combined information statement/prospectus describing the Conversion and the Acquiring Portfolio, and summarizing the Board’s considerations in approving the Conversion.

It is anticipated that the Conversion will qualify as a tax-free reorganization for federal income tax purposes and that generally, participating stockholders will not recognize gain or loss in connection with the Conversion. Some stockholders will receive cash payments in redemption of fractional shares of the Acquired Portfolio, and those payments may be taxable.

Importantly, in order to receive shares of the Acquiring Portfolio as part of the Conversion, you must hold Acquired Portfolio shares through a brokerage account that can accept shares of an ETF. If you do not hold Acquired Portfolio shares through that type of brokerage account, you will not receive shares of the Acquiring Portfolio as part of the Conversion. Instead, your Acquired Portfolio shares will be redeemed and you will receive cash equal to the value of your Acquired Portfolio shares. The redemption of your Acquired Portfolio shares may be a taxable event.

If you do not currently hold your Acquired Portfolio shares through a brokerage account that can hold shares of an ETF, please review the accompanying Q&A closely for additional actions that you must take to receive shares of the Acquiring Portfolio as part of the Conversion. No further action is required for stockholders that hold shares of the Acquired Portfolio through a brokerage account that can hold shares of the Acquiring Portfolio.

In anticipation of the Conversion, purchase orders, exchange orders, and redemption orders will only be accepted by the Acquired Portfolio until the dates indicated below.

Expected Date
Purchase Orders:	February 3, 2025
Exchange Orders:	February 7, 2025
Redemption Orders:	February 7, 2025

Consolidation of Class A, Class C, Class I and Class Z Shares into Advisor Class Shares. In connection with the Conversion, Class A, Class C, Class I and Class Z shares of the Acquired Portfolio will be automatically converted into Advisor Class shares. This share class consolidation will occur in January 2025 or another date selected by the Adviser prior to the closing date, without the imposition of any sales load, fee or other charge. No action is required by stockholders to effect this share class consolidation.

Advisor Class shares currently have a lower net expense ratio than Class A and Class C shares and the same net expense ratio as Class I and Class Z. Stockholders should consult the Acquired Portfolio’s prospectus for additional information on Advisor Class shares.

The consolidation of Class A, Class C, Class I and Class Z shares of the Acquired Portfolio into Advisor Class shares is not expected to be a taxable event for federal income tax purposes and should not result in the recognition of gain or loss by converting stockholders, although each stockholder should consult with his or her own tax adviser. The cash value of a stockholder’s investment will not change as a result of the share class consolidation.

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IMPORTANT NOTICE ABOUT YOUR ACCOUNT HOLDING ACQUIRED PORTFOLIO SHARES

QUESTIONS AND ANSWERS

The following is a brief Q&A that provides information to help you to determine if you need to take action with respect to your account holding Acquired Portfolio shares prior to the Conversion in order to receive shares of the Acquiring Portfolio.

Q.	What types of accounts can receive shares of the Acquiring Portfolio as part of the Conversion?

A.	If you hold your Acquired Portfolio shares in a brokerage account that permits you to purchase securities traded in the stock market, such as ETFs or other types of stocks, then you will be eligible to receive shares of the Acquiring Portfolio in the Conversion. No further action is required.

Q.	What types of accounts cannot receive shares of the Acquiring Portfolio as part of the Conversion?

A.	The following account types generally cannot hold shares of ETFs:

•	Fund Direct Accounts. If you hold your Acquired Portfolio shares in an account directly with the Acquired Portfolio at its transfer agent, AllianceBernstein Investor Services, Inc. (“ABIS”) (a “fund direct account”), you should transfer your Acquired Portfolio shares to a brokerage account that can accept shares of the Acquiring Portfolio prior to the Conversion. For this purpose, a fund direct account includes a fund direct IRA. If you hold your Acquired Portfolio shares through a fund direct IRA and do not take action prior to the Conversion, your Acquired Portfolio shares will be exchanged for shares of AB Government Money Market Portfolio equal in value to the NAV of the Acquired Portfolio shares. You have a fund direct account if you receive quarterly account statements directly from the Acquired Portfolio and not from a third-party broker-dealer.

•	Non-Accommodating Brokerage Accounts. If you hold your Acquired Portfolio shares in a brokerage account with a financial intermediary that only allows you to hold shares of mutual funds in the account, you will need to contact your financial intermediary to set up a brokerage account that permits investment in ETF shares.

•	Non-Accommodating Retirement Accounts. If you hold your Acquired Portfolio shares through an IRA or group retirement plan whose plan sponsor does not have the ability to hold shares of ETFs on its platform, you may need to make a new investment selection in your non-accommodating retirement account or your financial intermediary may divest you from the Acquired Portfolio and select a different investment option prior to the Conversion.

If you are unsure about the ability of your account to accept shares of the Acquiring Portfolio, please call 800-221-5672 or contact your financial advisor or other financial intermediary.

Q.	How do I transfer my Acquired Portfolio shares from a fund direct account to a brokerage account that accepts ETF shares?

A.	Transferring your Acquired Portfolio shares from a fund direct account to a brokerage account should be a simple process. If you have a brokerage account or a relationship with a brokerage firm, please contact your broker and inform the broker that you would like to transfer a mutual fund position that you hold directly with the Acquired Portfolio into your brokerage account. Also inform your broker that such an account will need to be set up to accept ETF shares. If you don’t have a brokerage account or a relationship with a brokerage firm, you will need to open an account.

We suggest you provide your broker with a copy of your quarterly statement from the Acquired Portfolio. Your broker will require your account number with the Acquired Portfolio, which can be found on your statement. Your broker will help you complete a form to initiate the transfer. Once you sign that form, your broker will submit the form to the Acquired Portfolio’s transfer agent directly, and the shares will be transferred into your brokerage account. The sooner you initiate this transfer, the better.

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Q.	How do I transfer my Acquired Portfolio shares from a non-accommodating brokerage account to a brokerage account that will accept Acquiring Portfolio shares?

A.	The broker where you hold your Acquired Portfolio shares should be able to assist you in changing the characteristics of your brokerage account to an account that is permitted to hold ETF shares. Contact your broker right away to make the necessary changes to your account.

Q.	What will happen if I do not have a brokerage account that can accept Acquiring Portfolio shares at the time of the Conversion?

A.	If you do not hold your Acquired Portfolio shares through that type of brokerage account, you will not receive shares of the Acquiring Portfolio as part of the Conversion. Instead, your Acquired Portfolio shares will be liquidated and you will receive a cash payment in redemption of your Acquired Portfolio shares. If you hold your Acquired Portfolio shares through a fund direct IRA and do not take action prior to the Conversion, your Acquired Portfolio shares will be exchanged for shares of AB Government Money Market Portfolio equal in value to the NAV of your Acquired Portfolio shares. Alternatively, if you hold your Acquired Portfolio shares through an account with a financial intermediary that is not able to hold shares of the Acquiring Portfolio, like many group retirement plans, your financial intermediary may transfer your investment to a different investment option prior to the Conversion. In some cases, the liquidation of your Acquired Portfolio shares and your receipt of cash, or the transfer of your investment, may be subject to fees and expenses charged by your intermediary and may also be subject to tax. It may take time for you to receive your cash payments. Payment of redemption proceeds may take up to seven days. Please consult with your financial intermediary for more information on the impact that the Conversion will have on you and your investments.

Q.	What if I don’t want to hold ETF shares?

A.	If you don’t want to receive Acquiring Portfolio shares in connection with the Conversion, you may redeem your Acquired Portfolio shares or exchange those shares for shares of another eligible AB mutual fund prior to the Conversion. Currently, the Acquired Portfolio expects that the last day to exchange your Acquired Portfolio shares for shares of another AB mutual fund will be February 7, 2025 and the last day to redeem your Acquired Portfolio shares will be February 7, 2025. Generally, there are no costs or fees associated with an exchange of Acquired Portfolio shares. The redemption or exchange of your Acquired Portfolio shares may be a taxable event. These dates may change if the anticipated closing date of the Conversion changes.

In connection with the Conversion, an information statement/prospectus that will be included in a registration statement on Form N-14 will be filed with the Securities and Exchange Commission (the “SEC”). After the registration statement is filed with the SEC, it may be amended or withdrawn and the information statement/prospectus will not be distributed to stockholders unless and until the registration statement is declared effective by the SEC. Investors are urged to read the materials and any other relevant documents when they become available because they will contain important information about the Conversion. After they are filed, free copies of the materials will be available on the SEC’s web site at www.sec.gov. These materials also will be available at www.abfunds.com and a paper copy can be obtained at no charge by calling 800-221-5672.

This communication is for informational purposes only and does not constitute an offer of any securities for sale. No offer of securities will be made except pursuant to a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

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This Supplement should be read in conjunction with the Prospectuses for the Acquired Portfolio.

You should retain this Supplement with your Prospectus(es) for future reference.

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The [A/B] Logo is a service mark of AllianceBernstein and AllianceBernstein® is a registered trademark used by permission of the owner, AllianceBernstein L.P.

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